                                                                      EXHIBIT 11

                                   EXHIBIT 11
                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                         Columbia Banking System, Inc.


(in thousands, except per share data)                                  1997             1996             1995
-----------------------------------------------------------------------------------------------------------------------
EARNINGS
Net income (loss) applicable to common stock                          $9,275           $4,635           $3,691
Interest on convertible subordinated notes, net of
  income tax effects--Note 1
-----------------------------------------------------------------------------------------------------------------------
     Pro forma net income (loss) available to common stock            $9,275           $4,635           $3,691
=======================================================================================================================
SHARES
Average number of diluted common shares outstanding                    6,777            4,931            4,385
Additional shares assuming conversion of convertible
  subordinated notes--Note 1
-----------------------------------------------------------------------------------------------------------------------
     Pro forma shares                                                  6,777            4,931            4,385
=======================================================================================================================
     Diluted earnings (loss) per share                          $ 1.37           $ 0.93           $ 0.84
=======================================================================================================================


Note 1. At December 31, 1995, the Company convertible subordinated notes of $2.7 million. The inclusion of convertible subordinated notes would produce an antidilutive effect and therefore have not been included in the above presentation. Additional average shares, assuming the conversion of convertible subordinated notes which are not included, represent 268,000 shares for the year ended December 31, 1995. The related interest expense on these notes (net of income tax effects) was $270,000 for the years ended December 31, 1995.

On June 3, 1996, the Company gave notice that it would redeem all of its issued and outstanding 7.85% Convertible Subordinated Notes (the "Notes") on August 1, 1996. The Notes were convertible on whole or in part, in multiples of $1,000 principal amount, at 100% of the principal amount of the Note (or portion thereof), at the conversion price per share of common stock of $10.56. Prior to August 1, 1996, all of the Notes were converted into 223,743 shares of common stock.

For additional information on earnings per share, please see the "Capital" section of the "Management Discussion and Analysis of Financial Condition and Results of Operations" beginning at page 43 of the Annual Report, which is incorporated herein by reference.